Exhibit 1

Elbit Systems Awarded $750 Million to Supply PULS™
Rocket Artillery Systems to the Hellenic Armed Forces

Haifa, Israel, April 6, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today, further to its announcement from December 16, 2025, that as part of an agreement between the Israeli Ministry of Defense and the Hellenic Ministry of National Defense, it was awarded a contract worth approximately $750 million (€650 million) to supply Precise & Universal Launching System (PULS) artillery rocket systems to the Hellenic Armed Forces. The contract will be performed over a period of 4 years and will include an additional ten-year period of follow-on support.

As part of the contract, Elbit Systems will supply PULS launchers and a comprehensive munition package which includes training rockets, operational precision guided rockets for various ranges and loitering munitions. The PULS artillery system provides a comprehensive and cost-effective solution capable of launching unguided rockets, precision-guided munitions, and missiles with various ranges. The launcher is fully adaptable to existing wheeled and tracked platforms, enabling significant reductions in maintenance and training costs.

In accordance with the policy of the Greek government, Elbit Systems will collaborate with local Greek industries for the production of the system, including technology transfer and sharing of know‑how.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "Elbit Systems has a longstanding and successful cooperation with the Hellenic Ministry of National Defense, and this project further strengthens that relationship. Greece joins additional NATO countries that have selected the PULS system, underscoring its growing reputation as a highly effective and versatile solution for modern artillery requirements in Europe and beyond, and we are honored by the continued confidence shown in our advanced systems."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 20,000 people in dozens of countries across five continents. The Company reported $7,938.6 million in revenues for the year ended December 31, 2025 and an order backlog of $28.1 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: 972-77-2947602+
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

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